                                                     OMB APPROVAL
                                       OMB Number             3235-0145
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                                       hours per form. . . . . . .14.90



                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549



                                 SCHEDULE 13D

                  UNDER THE SECURITIES EXCHANGE ACT OF 1934

                             (AMENDMENT NO.____)(1)

                        DIGITAL GENERATION SYSTEMS, INC.
--------------------------------------------------------------------------------
                               (Name Of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                   25392 10 0
--------------------------------------------------------------------------------
                                (CUSIP Number)



                               Thomas P. Shanahan
                        DIGITAL GENERATION SYSTEMS, INC.
                         875 Battery Street, 2nd Floor
                            San Francisco, CA 94111
                                 (415) 276-6600
--------------------------------------------------------------------------------
                (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)

                                 July 23, 1997
--------------------------------------------------------------------------------
           (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1: and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D


CUSIP No.     253921 10 0

--------------------------------------------------------------------------------
   1  NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                 SIERRA VENTURES IV, A CALIFORNIA LIMITED PARTNERSHIP
--------------------------------------------------------------------------------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a) [X]
                                                                       (b) [ ]
--------------------------------------------------------------------------------
   3  SEC USE ONLY

--------------------------------------------------------------------------------
   4  SOURCE OF FUNDS*
            NOT APPLICABLE - VOTING AGREEMENT
--------------------------------------------------------------------------------
   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) OR 2(e)                                                 [ ]
--------------------------------------------------------------------------------
   6  CITIZENSHIP OR PLACE OF ORGANIZATION
            CALIFORNIA
--------------------------------------------------------------------------------
                      7   SOLE VOTING POWER
                          1,939,792
     NUMBER OF        ----------------------------------------------------------
       SHARES         8   SHARED VOTING POWER
    BENEFICIALLY          5,805,406 (7,745,198-1,939,792)
      OWNED BY        ----------------------------------------------------------
        EACH          9   SOLE DISPOSITIVE POWER
     REPORTING            1,939,792
       PERSON         ----------------------------------------------------------
        WITH          10  SHARED DISPOSITIVE POWER
                          0
--------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      7,745,198
--------------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

--------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      64.2%
--------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON*
      PN
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D


CUSIP No.     253921 10 0

--------------------------------------------------------------------------------
   1  NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                 SIERRA VENTURES IV, A DELAWARE LIMITED PARTNERSHIP
--------------------------------------------------------------------------------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a) [X]
                                                                       (b) [ ]
--------------------------------------------------------------------------------
   3  SEC USE ONLY

--------------------------------------------------------------------------------
   4  SOURCE OF FUNDS*
            NOT APPLICABLE - VOTING AGREEMENT
--------------------------------------------------------------------------------
   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) OR 2(e)                                                 [ ]
--------------------------------------------------------------------------------
   6  CITIZENSHIP OR PLACE OF ORGANIZATION
            DELAWARE
--------------------------------------------------------------------------------
                      7   SOLE VOTING POWER
                          77,672
     NUMBER OF        ----------------------------------------------------------
       SHARES         8   SHARED VOTING POWER
    BENEFICIALLY          7,667,526 (7,745,198-77,672)
      OWNED BY        ----------------------------------------------------------
        EACH          9   SOLE DISPOSITIVE POWER
     REPORTING            77,672
       PERSON         ----------------------------------------------------------
        WITH          10  SHARED DISPOSITIVE POWER
                          0
--------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      7,745,198
--------------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

--------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      64.2%
--------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON*
      PN
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D


CUSIP No.     253921 10 0

--------------------------------------------------------------------------------
   1  NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                 CORAL PARNTERS II, A LIMITED PARTNERSHIP
--------------------------------------------------------------------------------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a) [X]
                                                                       (b) [ ]
--------------------------------------------------------------------------------
   3  SEC USE ONLY

--------------------------------------------------------------------------------
   4  SOURCE OF FUNDS*
            NOT APPLICABLE - VOTING AGREEMENT
--------------------------------------------------------------------------------
   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) OR 2(e)                                                 [ ]
--------------------------------------------------------------------------------
   6  CITIZENSHIP OR PLACE OF ORGANIZATION
            DELAWARE
--------------------------------------------------------------------------------
                      7   SOLE VOTING POWER
                          1,259,633
     NUMBER OF        ----------------------------------------------------------
       SHARES         8   SHARED VOTING POWER
    BENEFICIALLY          6,485,565 (7,745,198-1,259,633)
      OWNED BY        ----------------------------------------------------------
        EACH          9   SOLE DISPOSITIVE POWER
     REPORTING            1,259,633
       PERSON         ----------------------------------------------------------
        WITH          10  SHARED DISPOSITIVE POWER
                          0
--------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      7,745,198
--------------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

--------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      64.2%
--------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON*
      PN
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D


CUSIP No.     253921 10 0

--------------------------------------------------------------------------------
   1  NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                 KLEINER PERKINS CAUFIELD & BYERS VI, L.P.
--------------------------------------------------------------------------------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a) [X]
                                                                       (b) [ ]
--------------------------------------------------------------------------------
   3  SEC USE ONLY

--------------------------------------------------------------------------------
   4  SOURCE OF FUNDS*
            NOT APPLICABLE - VOTING AGREEMENT
--------------------------------------------------------------------------------
   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) OR 2(e)                                                 [ ]
--------------------------------------------------------------------------------
   6  CITIZENSHIP OR PLACE OF ORGANIZATION
            CALIFORNIA
--------------------------------------------------------------------------------
                      7   SOLE VOTING POWER
                          1,167,592
     NUMBER OF        ----------------------------------------------------------
       SHARES         8   SHARED VOTING POWER
    BENEFICIALLY          6,577,606 (7,745,198-1,167,592)
      OWNED BY        ----------------------------------------------------------
        EACH          9   SOLE DISPOSITIVE POWER
     REPORTING            1,167,592
       PERSON         ----------------------------------------------------------
        WITH          10  SHARED DISPOSITIVE POWER
                          0
--------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      7,745,198
--------------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

--------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      64.2%
--------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON*
      PN
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D


CUSIP No.     253921 10 0

--------------------------------------------------------------------------------
   1  NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                 MAYFIELD VII, A CALIFORNIA LIMITED PARTNERSHIP
--------------------------------------------------------------------------------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a) [X]
                                                                       (b) [ ]
--------------------------------------------------------------------------------
   3  SEC USE ONLY

--------------------------------------------------------------------------------
   4  SOURCE OF FUNDS*
            NOT APPLICABLE - VOTING AGREEMENT
--------------------------------------------------------------------------------
   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) OR 2(e)                                                 [ ]
--------------------------------------------------------------------------------
   6  CITIZENSHIP OR PLACE OF ORGANIZATION
            CALIFORNIA
--------------------------------------------------------------------------------
                      7   SOLE VOTING POWER
                          973,301
     NUMBER OF        ----------------------------------------------------------
       SHARES         8   SHARED VOTING POWER
    BENEFICIALLY          6,771,897 (7,745,198-973,301)
      OWNED BY        ----------------------------------------------------------
        EACH          9   SOLE DISPOSITIVE POWER
     REPORTING            973,301
       PERSON         ----------------------------------------------------------
        WITH          10  SHARED DISPOSITIVE POWER
                          0
--------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      7,745,198
--------------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

--------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      64.2%
--------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON*
      PN
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D


CUSIP No.     253921 10 0

--------------------------------------------------------------------------------
   1  NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                 MAYFIELD ASSOCIATES FUND II, A CALIFORNIA PARTNERSHIP
--------------------------------------------------------------------------------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a) [X]
                                                                       (b) [ ]
--------------------------------------------------------------------------------
   3  SEC USE ONLY

--------------------------------------------------------------------------------
   4  SOURCE OF FUNDS*
            NOT APPLICABLE - VOTING AGREEMENT
--------------------------------------------------------------------------------
   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) OR 2(e)                                                 [ ]
--------------------------------------------------------------------------------
   6  CITIZENSHIP OR PLACE OF ORGANIZATION
            CALIFORNIA
--------------------------------------------------------------------------------
                      7   SOLE VOTING POWER
                          32,475
     NUMBER OF        ----------------------------------------------------------
       SHARES         8   SHARED VOTING POWER
    BENEFICIALLY          7,712,723 (7,745,198-32,475)
      OWNED BY        ----------------------------------------------------------
        EACH          9   SOLE DISPOSITIVE POWER
     REPORTING            32,475
       PERSON         ----------------------------------------------------------
        WITH          10  SHARED DISPOSITIVE POWER
                          0
--------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      7,745,198
--------------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

--------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      64.2%
--------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON*
      PN
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D


CUSIP No.     253921 10 0

--------------------------------------------------------------------------------
   1  NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                 VENTURE FUND I, L.P.
--------------------------------------------------------------------------------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a) [X]
                                                                       (b) [ ]
--------------------------------------------------------------------------------
   3  SEC USE ONLY

--------------------------------------------------------------------------------
   4  SOURCE OF FUNDS*
            NOT APPLICABLE - VOTING AGREEMENT
--------------------------------------------------------------------------------
   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) OR 2(e)                                                 [ ]
--------------------------------------------------------------------------------
   6  CITIZENSHIP OR PLACE OF ORGANIZATION
            DELAWARE
--------------------------------------------------------------------------------
                      7   SOLE VOTING POWER
                          894,342
     NUMBER OF        ----------------------------------------------------------
       SHARES         8   SHARED VOTING POWER
    BENEFICIALLY          6,850,856 (7,745,198-894,342)
      OWNED BY        ----------------------------------------------------------
        EACH          9   SOLE DISPOSITIVE POWER
     REPORTING            894,342
       PERSON         ----------------------------------------------------------
        WITH          10  SHARED DISPOSITIVE POWER
                          0
--------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      7,745,198
--------------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

--------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      64.2%
--------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON*
      PN
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D


CUSIP No.     253921 10 0

--------------------------------------------------------------------------------
   1  NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                 THE CROWN TRUST
--------------------------------------------------------------------------------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a) [X]
                                                                       (b) [ ]
--------------------------------------------------------------------------------
   3  SEC USE ONLY

--------------------------------------------------------------------------------
   4  SOURCE OF FUNDS*
            NOT APPLICABLE - VOTING AGREEMENT
--------------------------------------------------------------------------------
   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) OR 2(e)                                                 [ ]
--------------------------------------------------------------------------------
   6  CITIZENSHIP OR PLACE OF ORGANIZATION
            CALIFORNIA
--------------------------------------------------------------------------------
                      7   SOLE VOTING POWER
                          256,825
     NUMBER OF        ----------------------------------------------------------
       SHARES         8   SHARED VOTING POWER
    BENEFICIALLY          7,488,373 (7,745,198-256,825)
      OWNED BY        ----------------------------------------------------------
        EACH          9   SOLE DISPOSITIVE POWER
     REPORTING            256,825
       PERSON         ----------------------------------------------------------
        WITH          10  SHARED DISPOSITIVE POWER
                          0
--------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      7,745,198
--------------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

--------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      64.2%
--------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON*
      OO
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D


CUSIP No.     253921 10 0

--------------------------------------------------------------------------------
   1  NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                 CROWN ASSOCIATES III, LIMITED PARTNERSHIP
--------------------------------------------------------------------------------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a) [X]
                                                                       (b) [ ]
--------------------------------------------------------------------------------
   3  SEC USE ONLY

--------------------------------------------------------------------------------
   4  SOURCE OF FUNDS*
            NOT APPLICABLE - VOTING AGREEMENT
--------------------------------------------------------------------------------
   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) OR 2(e)                                                 [ ]
--------------------------------------------------------------------------------
   6  CITIZENSHIP OR PLACE OF ORGANIZATION
            CALIFORNIA
--------------------------------------------------------------------------------
                      7   SOLE VOTING POWER
                          207,770
     NUMBER OF        ----------------------------------------------------------
       SHARES         8   SHARED VOTING POWER
    BENEFICIALLY          7,537,428 (7,745,198-207,770)
      OWNED BY        ----------------------------------------------------------
        EACH          9   SOLE DISPOSITIVE POWER
     REPORTING            207,770
       PERSON         ----------------------------------------------------------
        WITH          10  SHARED DISPOSITIVE POWER
                          0
--------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      7,745,198
--------------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

--------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      64.2%
--------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON*
      PN
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D


CUSIP No.     253921 10 0

--------------------------------------------------------------------------------
   1  NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                 GLYNN VENTURES III
--------------------------------------------------------------------------------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a) [X]
                                                                       (b) [ ]
--------------------------------------------------------------------------------
   3  SEC USE ONLY

--------------------------------------------------------------------------------
   4  SOURCE OF FUNDS*
            NOT APPLICABLE - VOTING AGREEMENT
--------------------------------------------------------------------------------
   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) OR 2(e)                                                 [ ]
--------------------------------------------------------------------------------
   6  CITIZENSHIP OR PLACE OF ORGANIZATION
            CALIFORNIA
--------------------------------------------------------------------------------
                      7   SOLE VOTING POWER
                          89,166
     NUMBER OF        ----------------------------------------------------------
       SHARES         8   SHARED VOTING POWER
    BENEFICIALLY          7,656,032 (7,745,198-89,166)
      OWNED BY        ----------------------------------------------------------
        EACH          9   SOLE DISPOSITIVE POWER
     REPORTING            89,166
       PERSON         ----------------------------------------------------------
        WITH          10  SHARED DISPOSITIVE POWER
                          0
--------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      7,745,198
--------------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

--------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      64.2%
--------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON*
      PN
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D


CUSIP No.     253921 10 0

--------------------------------------------------------------------------------
   1  NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                 GLYNN EMERGING OPPORTUNITY FUND
--------------------------------------------------------------------------------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a) [X]
                                                                       (b) [ ]
--------------------------------------------------------------------------------
   3  SEC USE ONLY

--------------------------------------------------------------------------------
   4  SOURCE OF FUNDS*
            NOT APPLICABLE - VOTING AGREEMENT
--------------------------------------------------------------------------------
   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) OR 2(e)                                                 [ ]
--------------------------------------------------------------------------------
   6  CITIZENSHIP OR PLACE OF ORGANIZATION
            CALIFORNIA
--------------------------------------------------------------------------------
                      7   SOLE VOTING POWER
                          77,500
     NUMBER OF        ----------------------------------------------------------
       SHARES         8   SHARED VOTING POWER
    BENEFICIALLY          7,667,698 (7,745,198-77,500)
      OWNED BY        ----------------------------------------------------------
        EACH          9   SOLE DISPOSITIVE POWER
     REPORTING            77,500
       PERSON         ----------------------------------------------------------
        WITH          10  SHARED DISPOSITIVE POWER
                          0
--------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      7,745,198
--------------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

--------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      64.2%
--------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON*
      PN
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D


CUSIP No.     253921 10 0

--------------------------------------------------------------------------------
   1  NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                 CROWN-GLYNN ASSOCIATES, LIMITED PARTNERSHIP
--------------------------------------------------------------------------------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a) [X]
                                                                       (b) [ ]
--------------------------------------------------------------------------------
   3  SEC USE ONLY

--------------------------------------------------------------------------------
   4  SOURCE OF FUNDS*
            NOT APPLICABLE - VOTING AGREEMENT
--------------------------------------------------------------------------------
   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) OR 2(e)                                                 [ ]
--------------------------------------------------------------------------------
   6  CITIZENSHIP OR PLACE OF ORGANIZATION
            CALIFORNIA
--------------------------------------------------------------------------------
                      7   SOLE VOTING POWER
                          100,605
     NUMBER OF        ----------------------------------------------------------
       SHARES         8   SHARED VOTING POWER
    BENEFICIALLY          7,644,593 (7,745,198-100,605)
      OWNED BY        ----------------------------------------------------------
        EACH          9   SOLE DISPOSITIVE POWER
     REPORTING            100,605
       PERSON         ----------------------------------------------------------
        WITH          10  SHARED DISPOSITIVE POWER
                          0
--------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      7,745,198
--------------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

--------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      64.2%
--------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON*
      PN
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D


CUSIP No.     253921 10 0

--------------------------------------------------------------------------------
   1  NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                 MCMORGAN FUND II
--------------------------------------------------------------------------------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a) [X]
                                                                       (b) [ ]
--------------------------------------------------------------------------------
   3  SEC USE ONLY

--------------------------------------------------------------------------------
   4  SOURCE OF FUNDS*
            NOT APPLICABLE - VOTING AGREEMENT
--------------------------------------------------------------------------------
   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) OR 2(e)                                                 [ ]
--------------------------------------------------------------------------------
   6  CITIZENSHIP OR PLACE OF ORGANIZATION
            CALIFORNIA
--------------------------------------------------------------------------------
                      7   SOLE VOTING POWER
                          51,400
     NUMBER OF        ----------------------------------------------------------
       SHARES         8   SHARED VOTING POWER
    BENEFICIALLY          7,693,798 (7,745,198-51,400)
      OWNED BY        ----------------------------------------------------------
        EACH          9   SOLE DISPOSITIVE POWER
     REPORTING            51,400
       PERSON         ----------------------------------------------------------
        WITH          10  SHARED DISPOSITIVE POWER
                          0
--------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      7,745,198
--------------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

--------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      64.2%
--------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON*
      PN
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D


CUSIP No.     253921 10 0

--------------------------------------------------------------------------------
   1  NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                 GLYNN BUCKLEY INVESTMENTS
--------------------------------------------------------------------------------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a) [X]
                                                                       (b) [ ]
--------------------------------------------------------------------------------
   3  SEC USE ONLY

--------------------------------------------------------------------------------
   4  SOURCE OF FUNDS*
            NOT APPLICABLE - VOTING AGREEMENT
--------------------------------------------------------------------------------
   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) OR 2(e)                                                 [ ]
--------------------------------------------------------------------------------
   6  CITIZENSHIP OR PLACE OF ORGANIZATION
            CALIFORNIA
--------------------------------------------------------------------------------
                      7   SOLE VOTING POWER
                          27,700
     NUMBER OF        ----------------------------------------------------------
       SHARES         8   SHARED VOTING POWER
    BENEFICIALLY          7,717,498 (7,745,198-27,700)
      OWNED BY        ----------------------------------------------------------
        EACH          9   SOLE DISPOSITIVE POWER
     REPORTING            27,700
       PERSON         ----------------------------------------------------------
        WITH          10  SHARED DISPOSITIVE POWER
                          0
--------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      7,745,198
--------------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

--------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      64.2%
--------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON*
      PN
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D


CUSIP No.     253921 10 0

--------------------------------------------------------------------------------
   1  NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                 GLYNN INVESTMENT L.P.
--------------------------------------------------------------------------------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a) [X]
                                                                       (b) [ ]
--------------------------------------------------------------------------------
   3  SEC USE ONLY

--------------------------------------------------------------------------------
   4  SOURCE OF FUNDS*
            NOT APPLICABLE - VOTING AGREEMENT
--------------------------------------------------------------------------------
   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) OR 2(e)                                                 [ ]
--------------------------------------------------------------------------------
   6  CITIZENSHIP OR PLACE OF ORGANIZATION
            CALIFORNIA
--------------------------------------------------------------------------------
                      7   SOLE VOTING POWER
                          24,000
     NUMBER OF        ----------------------------------------------------------
       SHARES         8   SHARED VOTING POWER
    BENEFICIALLY          7,721,198 (7,745,198-24,000)
      OWNED BY        ----------------------------------------------------------
        EACH          9   SOLE DISPOSITIVE POWER
     REPORTING            24,000
       PERSON         ----------------------------------------------------------
        WITH          10  SHARED DISPOSITIVE POWER
                          0
--------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      7,745,198
--------------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

--------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      64.2%
--------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON*
      PN
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                              PAGE 17 OF 88 PAGES

--------------------------------------------------------------------------------
   1  NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                 HENRY DONALDSON
--------------------------------------------------------------------------------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a) [X]
                                                                       (b) [ ]
--------------------------------------------------------------------------------
   3  SEC USE ONLY

--------------------------------------------------------------------------------
   4  SOURCE OF FUNDS*
            NOT APPLICABLE - VOTING AGREEMENT
--------------------------------------------------------------------------------
   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) OR 2(e)                                                 [ ]
--------------------------------------------------------------------------------
   6  CITIZENSHIP OR PLACE OF ORGANIZATION
            CALIFORNIA
--------------------------------------------------------------------------------
                      7   SOLE VOTING POWER
                          495,825
     NUMBER OF        ----------------------------------------------------------
       SHARES         8   SHARED VOTING POWER
    BENEFICIALLY          7,249,373 (7,745,198-495,825)
      OWNED BY        ----------------------------------------------------------
        EACH          9   SOLE DISPOSITIVE POWER
     REPORTING            495,825
       PERSON         ----------------------------------------------------------
        WITH          10  SHARED DISPOSITIVE POWER
                          0
--------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      7,745,198
--------------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

--------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      64.2%
--------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON*
      IN
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                              PAGE 18 OF 88 PAGES

--------------------------------------------------------------------------------
   1  NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                 KENNETH CHENG
--------------------------------------------------------------------------------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a) [X]
                                                                       (b) [ ]
--------------------------------------------------------------------------------
   3  SEC USE ONLY

--------------------------------------------------------------------------------
   4  SOURCE OF FUNDS*
            NOT APPLICABLE - VOTING AGREEMENT
--------------------------------------------------------------------------------
   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) OR 2(e)                                                 [ ]
--------------------------------------------------------------------------------
   6  CITIZENSHIP OR PLACE OF ORGANIZATION
            CALIFORNIA
--------------------------------------------------------------------------------
                      7   SOLE VOTING POWER
                          48,600
     NUMBER OF        ----------------------------------------------------------
       SHARES         8   SHARED VOTING POWER
    BENEFICIALLY          7,696,598 (7,745,198-48,600
      OWNED BY        ----------------------------------------------------------
        EACH          9   SOLE DISPOSITIVE POWER
     REPORTING            48,600
       PERSON         ----------------------------------------------------------
        WITH          10  SHARED DISPOSITIVE POWER
                          0
--------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      7,745,198
--------------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

--------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      64.2%
--------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON*
      IN
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D


CUSIP No.     253921 10 0

--------------------------------------------------------------------------------
   1  NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                 THOMAS P. SHANAHAN
--------------------------------------------------------------------------------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a) [X]
                                                                       (b) [ ]
--------------------------------------------------------------------------------
   3  SEC USE ONLY

--------------------------------------------------------------------------------
   4  SOURCE OF FUNDS*
            NOT APPLICABLE - VOTING AGREEMENT
--------------------------------------------------------------------------------
   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) OR 2(e)                                                 [ ]
--------------------------------------------------------------------------------
   6  CITIZENSHIP OR PLACE OF ORGANIZATION
            CALIFORNIA
--------------------------------------------------------------------------------
                      7   SOLE VOTING POWER
                          21,000
     NUMBER OF        ----------------------------------------------------------
       SHARES         8   SHARED VOTING POWER
    BENEFICIALLY          7,724,198 (7,745,198-21,000)
      OWNED BY        ----------------------------------------------------------
        EACH          9   SOLE DISPOSITIVE POWER
     REPORTING            21,000
       PERSON         ----------------------------------------------------------
        WITH          10  SHARED DISPOSITIVE POWER
                          0
--------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      7,745,198
--------------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

--------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      64.2%
--------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON*
      IN
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1.     SECURITY AND ISSUER.

Equity Security:      Common Stock (the "Equity Securities")

Issuer of Security:   Digital Generation Systems, Inc.
                      A California Corporation (the "Issuer")

Principal Executive
Officers of Issuer:   Henry W. Donaldson
                      President and Chief Executive Officer
                      c/o Digital Generation Systems, Inc.
                      875 Battery Street
                      San Francisco, CA  94111

                      Kenneth K. Cheng
                      Senior Vice President and Chief Operating Officer c/o Digital Generation Systems, Inc.
                      875 Battery Street
                      San Francisco, CA  94111

                      Thomas P. Shanahan
                      Vice President, Finance and Chief Financial Officer c/o Digital Generation Systems, Inc.
                      875 Battery Street
                      San Francisco, CA  94111

                      Jon E. Reese
                      Vice President, Sales
                      c/o Digital Generation Systems, Inc.
                      875 Battery Street
                      San Francisco, CA  94111

                      Gregory G. Schott
                      Vice President, Operations
                      c/o Digital Generation Systems, Inc.
                      875 Battery Street
                      San Francisco, CA  94111

ITEM 2.     IDENTITY AND BACKGROUND.

            The following is a schedule of each reporting person jointly filing this Schedule 13D pursuant to authority granted under Rule 13d-1(f) of the regulations promulgated by the Securities and Exchange Commission under the Securities Act of 1933, as amended (collectively, the "Reporting Group"):

(1)         Name:                      Sierra Ventures IV
                                       a California Limited Partnership

            Address:                   3000 Sand Hill Road,
                                       Building 4, Suite 210
                                       Menlo Park, CA 94025

            State of Organization:     California

            Principal Business:        Investment Activities

            Convictions:               During the last five years, neither
                                       Sierra Ventures IV nor any general
                                       partner thereof has been convicted in
                                       a criminal proceeding.

            Civil Proceedings: During the last five years, neither Sierra Ventures IV nor any general partner thereof has been a party to any civil proceedings of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(2)         Name:                      Sierra Ventures IV International
                                       a Delaware Limited Partnership

            Address:                   3000 Sand Hill Road
                                       Building 4, Suite 210
                                       Menlo Park, CA 94025

            State of Organization:     Delaware

            Principal Business:        Investment Activities

            Convictions:               During the last five years, neither
                                       Sierra Ventures IV International nor any general partner thereof has been convicted in a criminal proceeding.

            Civil Proceedings:         During the last five years, neither
                                       Sierra Ventures IV International nor
                                       any general partner thereof has
                                       been a party to any civil proceedings of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(3)         Name:                      Coral Partners II
                                       a limited partnership

            Address:                   60 South Sixth Street
                                       Suite 3510
                                       Minneapolis, MN  55402

            State of Organization:     Delaware

            Principal Business:        Investment Activities

            Convictions:               During the last five years, neither Coral
                                       Partners II nor any general partner
                                       thereof has been convicted in a criminal proceeding.

            Civil Proceedings:         During the last five years, neither Coral
                                       Partners II nor any general partner
                                       thereof has been a party to any civil
                                       proceedings of a judicial or
                                       administrative body of competent
                                       jurisdiction and as a result of such
                                       proceeding was or is subject to a
                                       judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(4)         Name:                      Kleiner Perkins Caufield & Byers VI, L.P.

            Address:                   2750 Sand Hill Road
                                       Menlo Park, CA 94025

            State of Organization:     California

            Principal Business:        Investment Activities

            Convictions:               During the last five years, neither
                                       Kleiner Perkins Caufield & Byers VI, L.P.
                                       nor any general partner thereof has been convicted in a criminal proceeding.

            Civil Proceedings:         During the last five years, neither
                                       Kleiner Perkins Caufield & Byers VI, L.P.
                                       nor any general partner thereof has been a party to any civil proceedings of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(5)         Name:                      Mayfield VII
                                       a California Limited Partnership

            Address:                   2800 Sand Hill Road
                                       Menlo Park, CA 94025

            State of Organization:     California

            Principal Business:        Investment Activities

            Convictions:               During the last five years, neither
                                       Mayfield VII nor any general partner
                                       thereof has been convicted in a
                                       criminal proceeding.

            Civil Proceedings:         During the last five years, neither
                                       Mayfield VII nor any general partner
                                       thereof has been a party to any civil
                                       proceedings of a judicial or
                                       administrative body of competent
                                       jurisdiction and as a result of such
                                       proceeding was or is subject to a
                                       judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(6)         Name:                      Mayfield Associates Fund II
                                       a California Limited Partnership

            Address:                   2800 Sand Hill Road
                                       Menlo Park, CA 94025

            State of Organization:     California

            Principal Business:        Investment Activities

            Convictions:               During the last five years, neither
                                       Mayfield Associates Fund II nor any
                                       general partner thereof has been
                                       convicted in a criminal proceeding.

            Civil Proceedings:         During the last five years, neither
                                       Mayfield Associates Fund II nor any
                                       general partner thereof has been a party to any civil proceedings of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(7)         Name:                      Venture Fund I, L.P.

            Address:                   3000 Sand Hill Road
                                       Building 4, Suite 235
                                       Menlo Park, CA 94025

            State of Organization:     Delaware

            Principal Business:        Investment Activities

            Convictions:               During the last five years, neither
                                       Venture Fund I, L.P. nor any general
                                       partner thereof has been convicted in
                                       a criminal proceeding.

            Civil Proceedings:         During the last five years, neither
                                       Venture Fund I, L.P. nor any general
                                       partner thereof has been a party to any
                                       civil proceedings of a judicial or
                                       administrative body of competent
                                       jurisdiction and as a result of such
                                       proceeding was or is subject to a
                                       judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(8)         Name:                      The Crown Trust

            Address:                   3000 Sand Hill Road
                                       Building 4, Suite 235
                                       Menlo Park, CA 94025

            State of Organization:     California

            Principal Business:        Investment Activities

            Convictions:               During the last five years, The Crown
                                       Trust has not been convicted in
                                       a criminal proceeding.

            Civil Proceedings:         During the last five years, The Crown
                                       Trust has not been a party to any civil
                                       proceedings of a judicial or
                                       administrative body of competent
                                       jurisdiction and as a result of such
                                       proceeding was or is subject to a
                                       judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(9)         Name:                      Crown Associates III, Limited Partnership

            Address:                   3000 Sand Hill Road
                                       Building 4, Suite 235
                                       Menlo Park, CA 94025

            State of Organization:     California

            Principal Business:        Investment Activities

            Convictions:               During the last five years, neither
                                       Crown Associates III, Limited
                                       Partnership nor any general partner
                                       thereof has been convicted in a
                                       criminal proceeding.

            Civil Proceedings:         During the last five years, neither
                                       Crown Associates III, Limited
                                       Partnership nor any general partner
                                       thereof has been a party to any civil
                                       proceedings of a judicial or
                                       administrative body of competent
                                       jurisdiction and as a result of
                                       such proceeding was or is subject to a
                                       judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(10)        Name:                      Glynn Ventures III

            Address:                   3000 Sand Hill Road
                                       Building 4, Suite 235

                                       Menlo Park, CA 94025

            State of Organization:     California

            Principal Business:        Investment Activities

            Convictions:               During the last five years, neither
                                       Glynn Ventures III nor any general
                                       partner thereof has been convicted
                                       in a criminal proceeding.

            Civil Proceedings:         During the last five years, neither
                                       Glynn Ventures III nor any general
                                       partner thereof has been a party to any
                                       civil proceedings of a judicial or
                                       administrative body of competent
                                       jurisdiction and as a result of such
                                       proceeding was or is subject to a
                                       judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(11)        Name:                      Glynn Emerging Opportunity Fund

            Address:                   3000 Sand Hill Road
                                       Building 4, Suite 235
                                       Menlo Park, CA 94025

            State of Organization:     California

            Principal Business:        Investment Activities

            Convictions:               During the last five years, neither
                                       Glynn Emerging Opportunity Fund nor any
                                       general partner thereof has been
                                       convicted in a criminal proceeding.

            Civil Proceedings:         During the last five years, neither
                                       Glynn Emerging Opportunity Fund nor any
                                       general partner thereof has been a
                                       party to any civil proceedings of a
                                       judicial or administrative body of
                                       competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(12)         Name:                     Crown-Glynn Associates, Limited
                                       Partnership

            Address:                   3000 Sand Hill Road
                                       Building 4, Suite 235
                                       Menlo Park, CA 94025

            State of Organization:     California

            Principal Business:        Investment Activities

            Convictions:               During the last five years, neither
                                       Crown-Glynn Associates, Limited
                                       Partnership nor any general partner
                                       thereof has been convicted in a
                                       criminal proceeding.

            Civil Proceedings:         During the last five years, neither
                                       Crown-Glynn Associates, Limited
                                       Partnership nor any general partner
                                       thereof has been a party to any civil
                                       proceedings of a judicial or
                                       administrative body of competent
                                       jurisdiction and as a result of such
                                       proceeding was or is subject to a
                                       judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(13)        Name:                      McMorgan Fund II

            Address:                   3000 Sand Hill Road
                                       Building 4, Suite 235
                                       Menlo Park, CA 94025

            State of Organization:     California

            Principal Business:        Investment Activities

            Convictions:               During the last five years, neither
                                       McMorgan Fund II nor any general partner thereof has been convicted in a criminal proceeding.

            Civil Proceedings:         During the last five years, neither
                                       McMorgan Fund II nor any general partner thereof has been a party to any civil proceedings of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(14)        Name:                      Glynn Buckley Investments

            Address:                   3000 Sand Hill Road
                                       Building 4, Suite 235
                                       Menlo Park, CA 94025

            State of Organization:     California

            Principal Business:        Investment Activities

            Convictions:               During the last five years, neither Glynn
                                       Buckley Investments nor any general
                                       partner thereof has been convicted in a
                                       criminal proceeding.

            Civil Proceedings:         During the last five years, neither
                                       Glynn Buckley Investments nor any general partner thereof has been a party to any civil proceedings of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(15)        Name:                      Glynn Investment L.P.

            Address:                   3000 Sand Hill Road
                                       Building 4, Suite 235
                                       Menlo Park, CA 94025

            State of Organization:     California

            Principal Business:        Investment Activities

            Convictions:               During the last five years, neither Glynn
                                       Investment L.P. nor any general partner
                                       thereof has been convicted in a criminal proceeding.

            Civil Proceedings:         During the last five years, neither Glynn
                                       Investment L.P. nor any general partner
                                       thereof has been a party to any civil
                                       proceedings of a judicial or
                                       administrative body of competent
                                       jurisdiction and as a result of such
                                       proceeding was or is subject to a
                                       judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(16)        Name:                      Henry W. Donaldson

            Business Address:          c/o Digital Generation Systems, Inc.
                                       875 Battery Street
                                       San Francisco, CA  94111

            Principal Occupation:      President and Chief Executive Officer
                                       Digital Generation Systems, Inc.
                                       875 Battery Street
                                       San Francisco, CA  94111

            Convictions:               During the last five years, Mr. Donaldson
                                       has not been convicted in a criminal
                                       proceeding.

            Civil Proceedings:         During the last five years, Mr. Donaldson
                                       has not been a party to any civil
                                       proceedings of a judicial or
                                       administrative body of competent
                                       jurisdiction and as a result of such
                                       proceeding was or is subject to a
                                       judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(17)        Name:                      Kenneth Cheng

            Business Address:          c/o Digital Generation Systems, Inc.
                                       875 Battery Street
                                       San Francisco, CA  94111

            Principal Occupation:      Executive Vice President, Operations
                                       Digital Generation Systems, Inc.
                                       875 Battery Street

                                       San Francisco, CA  94111

            Convictions:               During the last five years, Mr. Cheng has
                                       not been convicted in a criminal
                                       proceeding.

            Civil Proceedings:         During the last five years, Mr. Cheng has
                                       not been a party to any civil proceedings of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(18)        Name:                      Thomas P. Shanahan

            Business Address:          c/o Digital Generation Systems, Inc.
                                       875 Battery Street
                                       San Francisco, CA  94111

            Principal Occupation:      Vice President and Chief Financial
                                       Officer
                                       Digital Generation Systems, Inc.
                                       875 Battery Street
                                       San Francisco, CA  94111

            Convictions:               During the last five years, Mr. Shanahan
                                       has not been convicted in a
                                       criminal proceeding.

            Civil Proceedings:         During the last five years, Mr. Shanahan
                                       has not been a party to any civil
                                       proceedings of a judicial or
                                       administrative body of competent
                                       jurisdiction and as a result of such
                                       proceeding was or is subject to a
                                       judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

            The members of the Reporting Group have not utilized any funds or other consideration in making the "acquisition" of the Equity Securities of the Issuer to which this Schedule 13D relates. Such reporting persons have filed this Schedule 13D to report the execution and delivery of the Voting Agreement (as defined in Item 6 hereof) by and among the members of the Reporting Group. Accordingly, this Item 3 is not applicable to the events reported in this
Schedule 13D.

ITEM 4.     PURPOSE OF TRANSACTION.

            The members of the Reporting Group entered into the Voting Agreement (as defined in Item 6 hereof) as an inducement to encourage certain new investors to enter into an amendment (the "Amendment") to a Preferred Stock Purchase Agreement, dated as of July 14, 1997 (the "Purchase Agreement"), by and among the Issuer and such new investors. Pursuant to the Amendment, such new investors agreed to purchase additional shares of Series A Convertible Preferred Stock of the Issuer, at a second closing under the Purchase Agreement, provided that the Issuer obtained the consent of its shareholders to issue the additional shares of Series A Convertible Preferred Stock at such second closing. The members of Reporting Group entered into the Voting Agreement to provide such new investors with comfort that the Issuer would successfully obtain the consent of its shareholders to issue the additional shares of Series A Convertible Preferred Stock at such second closing.

ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER.

(a) The following table sets forth the name of each member of the Reporting Group, the aggregate number of Equity Securities of the Issuer beneficially owned by such members of the Reporting Group, respectively, and the percentage of the Equity Securities of the Issuer beneficially owned by each such member of the Reporting Group, respectively:


                                                EQUITY                          PERCENTAGE OF
                                             SECURITIES                       EQUITY-SECURITIES
                                             BENEFICIALLY                       BENEFICIALLY
       NAME                                    OWNED (#)                          OWNED (%)
       ----                                    ---------                      -----------------
Sierra Ventures IV                             1,939,792                             16.1
Sierra Ventures IV International                  77,672                              0.6
Coral Partners II                              1,259,633                             10.4
Kleiner Perkins Caufield & Byers VI, L.P.      1,167,592                              9.7
Mayfield VII                                     973,301                              8.1
Mayfield Associates Fund II                       32,475                              0.3
Venture Fund I, L.P.                             894,342                              7.4
The Crown Trust                                  256,825                              2.1
Crown Associates III                             207,770                              1.7
Glynn Ventures III                                89,166                              0.7
Glynn Emerging Opportunity Fund                   77,500                              0.6
Crown - Glynn Associates                         100,605                              0.8
McMorgan Fund II                                  51,400                              0.4
Glynn Buckley Investments                         27,700                              0.2
Glynn Investment L.P.                             24,000                              0.2
Henry W. Donaldson                               495,825                              4.1
Kenneth K. Cheng                                  48,600                              0.4
Thomas P. Shanahan                                21,000                              0.2
Reporting Group                                7,745,198                             64.2


(b) See the responses to Items 7-11 and 13, inclusive, set forth on the cover pages hereto, for information with respect to each member of the Reporting Group regarding the number of Equity Securities of the Issuer to which this Schedule 13D relates as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition.

         With respect to the responses to Item 8 set forth on the cover pages hereto, the members of the Reporting Group have assumed that each member has sole power to vote the Equity Securities of the Issuer directly owned by such member, but shared power to vote the Equity Securities beneficially owned by each of the other members of the Reporting Group as a result of the terms of the Voting Agreement (as defined in Section 6 hereof).

(c)      None.

(d)      None.

(e)      Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

            The reporting persons set forth in Item 2 hereof have filed this
Schedule 13D to report the execution and delivery of a Voting Agreement, dated as of July 23, 1997 (the "Voting Agreement"), by and among the members of the Reporting Group. Pursuant to the Voting Agreement, the members of the Reporting Group have agreed, among other things, to vote the securities of the Issuer held by them in favor of the issuance of additional shares of Series A Convertible Preferred Stock by the Issuer in accordance with the terms and upon the conditions set forth therein. As result of their agreement to act together for the purpose of voting the securities of the Issuer in accordance with the terms of the Voting Agreement, each of the members of the Reporting Group is deemed to have acquired beneficial ownership, for purposes of Sections 13(d) and 13(g) of the Securities Act of 1933, as amended, as of the date of the Voting Agreement, of all equity securities of the Issuer beneficially owned by each other member of the Reporting Group. Accordingly, each of the members of the Reporting Group has filed this Schedule 13D to report the "acquisition" of beneficial ownership of more than five percent of the Equity Securities of the Issuer to which this
Schedule 13D relates.

ITEM 7.  EXHIBITS.

(1) Joint Filing Agreement, dated as of July 31, 1997, by and among the parties listed on Exhibit A thereto.

(2) Voting Agreement, dated as of July 23, 1997, by and among the parties listed on Exhibit A thereto.

                                    SIGNATURE


            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


July 31, 1997                               SIERRA VENTURES IV,
                                            a California Limited Partnership



                                            By: /s/ Jeffrey Drazen
                                                ---------------------------
                                                Name: Jeffrey Drazen
                                                Title: Authorized Signatory

                                    SIGNATURE


            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


July 31, 1997                              SIERRA VENTURES IV INTERNATIONAL,
                                           a Delaware Limited Partnership



                                            By: /s/ Jeffrey Drazen
                                                ---------------------------
                                                Name: Jeffrey Drazen
                                                Title: Authorized Signatory

                                    SIGNATURE


            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


July 31, 1997                                   CORAL PARTNERS II,
                                                a limited partnership


                                                By:  /s/ Yuval Almog
                                                   ----------------------------
                                                   Name:  Yuval Almog
                                                   Title: General Partner

                                    SIGNATURE


            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


July 31, 1997                          KLEINER PERKINS CAUFIELD & BYERS VI, L.P.



                                       By:  /s/ Kevin R. Compton
                                           ----------------------------------
                                                Name:  Kevin R. Compton
                                                Title: General Partner

                                    SIGNATURE


            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


July 31, 1997                            MAYFIELD VII,
                                         a California Limited Partnership


                                         By: Mayfield VII Management Partners,
                                             A California Limited Partnership
                                             Its General Partner


                                         By:  /s/ George A. Pavlov
                                            ----------------------------------
                                                  Name:  George A. Pavlov
                                                  Title: Authorized Signatory

                                    SIGNATURE


            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


July 31, 1997                            MAYFIELD ASSOCIATES FUND II,
                                         a California Limited Partnership



                                         By:  /s/ George A. Pavlov
                                             ---------------------------------
                                                  Name:  George A. Pavlov
                                                  Title: Authorized Signatory

                                    SIGNATURE


            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


July 31, 1997                             VENTURE FUND I, L.P.



                                          By:  /s/ Neil Douglas
                                             ---------------------------
                                                   Name:  Neil Douglas
                                                   Title: General Partner

                                    SIGNATURE


            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


July 31, 1997                                 THE CROWN TRUST



                                              By:  /s/ John W. Glynn, Jr.
                                                  ---------------------------
                                                     Name:  John W. Glynn, Jr.
                                                     Title: Authorized Signatory

                                    SIGNATURE


            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


July 31, 1997                               CROWN ASSOCIATES III,
                                            Limited Partnership



                                            By:  /s/ John W. Glynn, Jr.
                                                ----------------------------
                                                     Name:  John W. Glynn, Jr.
                                                     Title: Authorized Signatory

                                    SIGNATURE


            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


July 31, 1997                              GLYNN VENTURES III



                                           By:  /s/ John W. Glynn, Jr.
                                               -----------------------------
                                                   Name:  John W. Glynn, Jr.
                                                   Title: Authorized Signatory

                                    SIGNATURE


            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


July 31, 1997                              GLYNN EMERGING OPPORTUNITY FUND



                                           By:  /s/ John W. Glynn, Jr.
                                               -----------------------------
                                                    Name:  John W. Glynn, Jr.
                                                    Title: Authorized Signatory

                                    SIGNATURE


            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


July 31, 1997                              CROWN-GLYNN ASSOCIATES,
                                           Limited Partnership



                                           By:  /s/ John W. Glynn, Jr.
                                              ------------------------------
                                                    Name:  John W. Glynn, Jr.
                                                    Title: Authorized Signatory

                                    SIGNATURE


            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


July 31, 1997                                MCMORGAN FUND II



                                             By:  /s/ John W. Glynn, Jr.
                                                ------------------------------
                                                   Name:  John W. Glynn, Jr.
                                                   Title: Authorized Signatory

                                    SIGNATURE


            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


July 31, 1997                                 GLYNN BUCKLEY INVESTMENTS



                                              By:  /s/ John W. Glynn, Jr.
                                                 ---------------------------
                                                    Name:  John W. Glynn, Jr.
                                                    Title: Authorized Signatory

                                    SIGNATURE


            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


July 31, 1997                                  GLYNN INVESTMENT L.P.



                                               By:  /s/ John W. Glynn, Jr.
                                                   ---------------------------
                                                     Name:  John W. Glynn, Jr.
                                                     Title: Authorized Signatory

                                    SIGNATURE


            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


July 31, 1997



                                                 By:  /s/ Henry W. Donaldson
                                                     -------------------------
                                                     Name: Henry W. Donaldson

                                    SIGNATURE


            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


July 31, 1997



                                             By:  /s/ Kenneth K. Cheng
                                                 -----------------------------
                                                  Name: Kenneth K. Cheng

                                    SIGNATURE


            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


July 31, 1997



                                             By:  /s/ Thomas P. Shanahan
                                                ----------------------------
                                                 Name: Thomas P. Shanahan

                             JOINT FILING AGREEMENT

         This Joint Filing Agreement (this "Agreement") is entered into as of July 31, 1997, by and among the parties set forth in Exhibit A hereto (the "Filing Parties").

                                   WITNESSETH

         WHEREAS, the Filing Parties have entered into that certain Voting Agreement, dated as of July 23, 1997 (the "Voting Agreement") pursuant to which the Filing Parties have agreed to vote their shares of capital stock of Digital Generation Systems, Inc., a California Corporation (the "Company") in favor of the issuance of the Company of additional shares of its Series A Convertible Preferred Stock at a second closing under that certain Preferred Stock Purchase Agreement, dated as of July 14, 1997, as amended by that certain Amendment, dated as of July 23, 1997;

         WHEREAS, pursuant to Section 13(d) of the Securities Act of 1933, as amended (the "Securities Act"), the Filing Parties are required to file a
Schedule 13D with the Securities and Exchange Commission (the "Commission") in connection with the execution and delivery of the Voting Agreement to report the "acquisition" of more than five percent of the equity securities of the Company; and

         WHEREAS, pursuant to the requirements of Rule 13d-1(f) promulgated under the Securities Act, the Filing Parties desire to enter into this Agreement to evidence their agreement to jointly file a Schedule 13D with the Commission to fulfill their obligations under Section 13(d) of the Securities Act with respect to their execution and delivery of the Voting Agreement.

                                    AGREEMENT

         NOW, THEREFORE, in consideration of the foregoing premises, the mutual agreements hereinafter set forth, the mutual benefits to be gained by such agreements, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged and accepted, the parties hereto hereby agree as follows:

         1. The Filing Parties hereby agree to cooperate in the preparation and filing with the Commission of a Schedule 13D to jointly report the "acquisition" of more than five percent of the "equity securities" (as defined in Rule 13d-1(d) promulgated under the Securities Act) of the Company as evidenced by the execution and delivery of the Voting Agreement.

         2. The Filing Parties hereby agree to permit the attachment of this Agreement as an exhibit to the Schedule 13D referred to in Section 1 hereof to evidence the agreement of such Filing Parties that such Schedule 13D is being filed on behalf of all of the Filing Parties.

         IN WITNESS WHEREOF, the undersigned have executed this Agreement as of the date first above written.


July 31, 1997                          SIERRA VENTURES IV,
                                       a California Limited Partnership



                                       By: /s/ Jeffrey Drazen
                                           ---------------------------------
                                            Name: Jeffrey Drazen
                                            Title: Authorized Signatory


July 31, 1997                          SIERRA VENTURES IV INTERNATIONAL,
                                       a Delaware Limited Partnership


                                       By: /s/ Jeffrey Drazen
                                           ---------------------------------
                                            Name: Jeffrey Drazen
                                            Title: Authorized Signatory


July 31, 1997                           CORAL PARTNERS II,
                                        a limited partnership


                                        By:  /s/ Yuval Almog
                                           ---------------------------------
                                           Name:    Yuval Almog
                                           Title:   General


July 31, 1997                          KLEINER PERKINS CAUFIELD & BYERS VI, L.P.


                                       By:  /s/ Kevin R. Compton
                                           -----------------------------------
                                           Name:    Kevin R. Compton
                                           Title:   General Partner

July 31, 1997                          MAYFIELD VII,
                                       a California Limited Partnership

                                       By: Mayfield VII Management Partners,
                                           A California Limited Partnership
                                           Its General Partner

                                       By:  /s/ George A. Pavlov
                                           -----------------------------------
                                           Name:    George A. Pavlov
                                           Title:   Authorized Signatory


July 31, 1997                           MAYFIELD ASSOCIATES FUND II,
                                        a California Limited Partnership


                                        By:  /s/ George A. Pavlov
                                            ---------------------------------
                                            Name:    George A. Pavlov
                                            Title:   Authorized Signatory


July 31, 1997                          VENTURE FUND I, L.P.


                                       By:  /s/ Neil Douglas
                                          -----------------------------------
                                          Name:    Neil Douglas
                                          Title:   General Partner


July 31, 1997                          THE CROWN TRUST


                                       By:  /s/ John W. Glynn, Jr.
                                          -----------------------------------
                                          Name:    John W. Glynn, Jr.
                                          Title:   Authorized Signatory

July 31, 1997                          CROWN ASSOCIATES III,
                                       Limited Partnership


                                       By:  /s/ John W. Glynn, Jr.
                                          ----------------------------------
                                          Name:    John W. Glynn, Jr.
                                          Title:   Authorized Signatory


July 31, 1997                          GLYNN VENTURES III


                                       By:  /s/ John W. Glynn, Jr.
                                           ---------------------------------
                                           Name:    John W. Glynn, Jr.
                                           Title:   Authorized Signatory


July 31, 1997                           GLYNN EMERGING OPPORTUNITY FUND


                                        By:  /s/ John W. Glynn, Jr.
                                           ---------------------------------
                                           Name:    John W. Glynn, Jr.
                                           Title:   Authorized Signatory


July 31, 1997                           CROWN-GLYNN ASSOCIATES,
                                        Limited Partnership


                                        By:  /s/ John W. Glynn, Jr.
                                           ----------------------------------
                                           Name:    John W. Glynn, Jr.
                                           Title:   Authorized Signatory


July 31, 1997                           MCMORGAN FUND II


                                        By:  /s/ John W. Glynn, Jr.
                                           ----------------------------------
                                           Name:    John W. Glynn, Jr.
                                           Title:   Authorized Signatory

July 31, 1997                           GLYNN BUCKLEY INVESTMENTS


                                        By:  /s/ John W. Glynn, Jr.
                                            ---------------------------------
                                            Name:    John W. Glynn, Jr.
                                            Title:   Authorized Signatory


July 31, 1997                           GLYNN INVESTMENT L.P.


                                        By:  /s/ John W. Glynn, Jr.
                                           ---------------------------------
                                           Name:    John W. Glynn, Jr.
                                           Title:   Authorized Signatory


July31, 1997                            By:  /s/ Henry W. Donaldson
                                            --------------------------------
                                            Name:    Henry W. Donaldson


July 31, 1997                           By:  /s/ Kenneth K. Cheng
                                            --------------------------------
                                            Name:    Kenneth K. Cheng


July 31, 1997                           By:  /s/ Thomas P. Shanahan
                                           ---------------------------------
                                           Name:    Thomas P. Shanahan

                                VOTING AGREEMENT

                  THIS VOTING AGREEMENT (the "Agreement"), dated as of July 23, 1997, among the parties listed on Exhibit A hereto (collectively referred to as the "Controlling Stockholders"), Pequot Private Equity Fund, L.P. ("PPEF"), Pequot Partners Fund, L.P. ("PPF"), Pequot Offshore Private Equity Fund, Inc. ("POPEF"), Pequot International Fund, Inc. ("PIF") and GE Capital Information Technology Solutions ("GE") (each of PPEF, PPF, POPEF, PIF and GE collectively referred to as the "New Investors").

                              W I T N E S S E T H :

                  WHEREAS, as an inducement to the New Investors to enter into an amendment to the Purchase Agreement, dated July 14, 1997, by and among Digital Generation Systems, Inc. and the parties listed on Exhibit A thereto, the Controlling Stockholders are willing to vote their shares of common stock, no par value, of the Company (the "Common Stock") and Common Stock equivalents (Common Stock and Common Stock equivalents hereinafter referred to as "Shares") to approve the issuance of shares by the Company in connection with the Purchase Agreement (the "Purchase") or the agreement to purchase Mediatech, Inc. (the "Acquisition", together with the Purchase, the "Transactions"); and

                  WHEREAS, the Controlling Stockholders own in the aggregate, of record and/or beneficially, the shares set forth on Exhibit A ("Control Shares").

                  WHEREAS, the Company may be required by the NASDAQ Stock Market to obtain shareholder approval for the total amount of the shares to be issued in connection with the Transactions (the "Vote").

                  NOW, THEREFORE, in order to induce the New Investors to enter into the Purchase Agreement and in consideration of the foregoing and the mutual covenants and agreements herein contained and other good and valuable consideration, it is agreed as follows:

                  1. Voting of Shares. The Controlling Stockholders hereby agree that, from the date of this Agreement up to one week after the Vote (the "Expiration Date"), at any meeting of stockholders of the Company, however called, and in any action by written consent of stockholders of the Company, they shall (a) vote the Control Shares in favor of the Transactions and the issuance of Shares in connection thereto; (b) vote the Control Shares against any action or agreement which would result in a breach in any material respect of any covenant, representation or warranty or any other obligation of the Company under the Purchase Agreement; and (c) vote the Control Shares against any action or agreement which would impede, interfere with or attempt to discourage the issuance of Shares in connection with the Transactions, including, but not limited to: (i) any extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Company or any of its subsidiaries;
(ii) a sale or transfer of material amount of assets of the Company or any of its subsidiaries; (iii) any material change in the present capitalization or dividend policy of the Company; or (iv) any other material change in the corporate structure or business, excluding any election of directors of the Company.

                  2. Covenants of Controlling Stockholders.

                     (a) During the period from the date of this Agreement until the Expiration Date, except in accordance with the provisions of this Agreement, the Controlling Stockholders agree that they will not, directly or indirectly:

                         (i) sell, transfer, pledge, hypothecate, assign or
otherwise dispose of, or enter into any contract, option or other arrangement or understanding with respect to the sale, transfer, pledge, hypothecation, assignment or other disposition of, any Control Shares owned by them;

                         (ii) deposit any Control Shares into a voting trust,
or, except as provided in this Agreement, grant any proxies or enter into a voting agreement with respect to any Control Shares; or

                         (iii) encourage, solicit, initiate or participate in
any way in any discussions or negotiations with, or provide any information to, or afford any access to the properties, books or records of the Company or any of its subsidiaries to, or otherwise assist or facilitate, any corporation, partnership, person or other entity or group (other than the New Investors) concerning any merger, consolidation, business combination, liquidation, reorganization, sale of substantial assets, sale of Common Stock, of capital stock or similar transactions involving the Company or any material subsidiary or division of the Company.

                     (b) Any Common Stock or securities convertible into Common Stock acquired by Controlling Stockholders subsequent to the date of this Agreement, including any shares issued upon conversion of the Series A Preferred Stock or any part thereof, will become subject to this Agreement and shall, for all purposes of this Agreement, be considered Control Shares.

                     (c) Controlling Stockholders agree not to engage in any action or omit to take any action, prior to the Expiration Date, which might have the effect of preventing or disabling the Controlling Stockholders from performing their obligations under this Agreement.

                     (d) The Controlling Stockholders agree not to exercise, prior to the Expiration Date, any dissenters' rights which the Controlling Stockholders may have under the California General Corporation Law in respect of the Transactions or other business combination transaction involving the Company or any of its affiliates.

                  3. Representations and Warranties of the Controlling Stockholders. Each of the Controlling Stockholders, jointly and severally, represents and warrants to the New Investors as follows:

                     (a) Each of the Controlling Stockholders is the record and beneficial owners of their Control Shares and the Controlling Stockholders beneficially own the number of shares set forth on Exhibit A opposite their respective names;

                     (b) Each of the Controlling Stockholders has the right, power, capacity and authority to execute and deliver this Agreement and to perform its obligations hereunder; the execution, delivery and performance of this Agreement by the Controlling Stockholders will not require the consent of any other person and will not constitute a violation of, conflict with or result in a default under (i) any contract, understanding or arrangement to which any of the Controlling Stockholders are a party or by which any of the Controlling Stockholders are bound, (ii) any judgment, decree or order applicable to any of the Controlling Stockholders, or (iii) any law, rule or regulation of any governmental body applicable to any of the Controlling Stockholders; and this Agreement constitutes a valid and binding agreement on the part of each of the Controlling Stockholders;

                     (c) the Control Shares owned by the Controlling Stockholders have been validly issued and are fully paid and nonassessable; and

                     (d) the Control Shares are now, and at all times during the term of this Agreement will be, held by the Controlling Stockholders, free and clear of all adverse claims, liens, encumbrances and security interests, and none of the Control Shares is subject to any voting trust or other agreement or arrangement (except as created by this Agreement) with respect to the voting or disposition of such Control Shares; and there are no outstanding options, warrants or rights to purchase or acquire, or agreements relating to, the Control Shares.

                  4. Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of New York without giving effect to the conflicts of law principles thereof.

                  5. Filing and Consents; Further Assurances. The Controlling Stockholders will use their best efforts to cause the Transactions to be consummated and to prepare and to make all filings with, and to obtain consents of, all third parties and governmental authorities necessary to the consummation of the transactions contemplated by this Agreement. Each party hereto shall perform such further acts and execute such further documents as may reasonably be required to carry out the provisions of this Agreement, including instruments necessary or desirable to complete the transfer, sale and assignment of the Control Shares.

                  6. Assignment. This Agreement may not be assigned by any party hereto, except that the New Investors shall have the right to assign to any of their respective affiliates, any and all rights and obligations of the New Investors under this Agreement, provided that no such assignment shall relieve the New Investors of their obligations hereunder.

                  7. Survival. All of the representations, warranties and covenants contained herein shall survive until two years after the Expiration Date.

                  8. Specific Performance. Money damages are an inadequate remedy for breach of this Agreement because of the difficulty of ascertaining the amount of damages that will be suffered by the New Investors in the event that this Agreement is breached. Therefore, the Controlling Stockholders agree that the New Investors may obtain specific performance of this Agreement.

                  9. Notices. All notices or other communications required or permitted hereunder shall be in writing (except as otherwise provided herein) and shall be deemed duly given if delivered in person, by facsimile or telegram or by registered or certified mail, postage prepaid addressed as follows:

                     To the New Investors, see Exhibit B hereto

                     With copies to:

                     Fried, Frank, Harris, Shriver & Jacobson
                     One New York Plaza
                     New York, New York 10004
                     Attention:  Robert C. Schwenkel, Esq.
                     Fax:  (212) 859-8587

                     To Controlling Stockholders, see Exhibit A hereto.

                  10. Severability. Any term or provision of this Agreement which is invalid or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this Agreement or affecting the validity or enforceability of any of the terms or provisions of this Agreement in any other jurisdiction. If any provision of this Agreement is so broad as to be unenforceable, such provision shall be interpreted to be only so broad as is enforceable.

                  11. Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed to be an original, but all of which together shall constitute one and the same agreement.

                  12. Binding Effect; Benefits. This Agreement shall inure to the benefit of and shall be binding upon the parties hereto and their respective heirs, legal representatives, successors and permitted assigns. Nothing in this Agreement, expressed or implied, is intended to or shall confer on any person (other than the parties hereto, affiliates of the New Investors and the respective heirs, legal representatives and successors and permitted assigns of the parties hereto) any rights, remedies, obligations or liabilities under or by reason of this Agreement.

                  13. Entire Agreement; Amendments. This Agreement sets forth the entire agreement of the parties with respect to the subject matter hereof and supersedes all previous understandings, written or oral, in respect thereof. This Agreement may not be modified or amended except by an instrument or instruments signed by the party against whom enforcement of any such modification or amendment is sought.

                  IN WITNESS WHEREOF, the Controlling Stockholders, and each of the New Investors, each having been represented by legal counsel in connection herewith, have entered into this Agreement as of the date first written above.

                                       NEW INVESTORS:

                                       PEQUOT PRIVATE EQUITY FUND, L.P.

                                       By:____________________________________
                                       Name:
                                       Title:

                                       PEQUOT PARTNERS FUND, L.P.

                                       By:____________________________________
                                       Name:
                                       Title:

                                       PEQUOT OFFSHORE PRIVATE EQUITY
                                       FUND, INC.

                                       By:____________________________________
                                       Name:
                                       Title:

                                       PEQUOT INTERNATIONAL FUND, INC.

                                       By:____________________________________
                                       Name:
                                       Title:

                                       GE CAPITAL INFORMATION TECHNOLOGY
                                       SOLUTIONS

                                       By:____________________________________
                                       Name:
                                       Title:

                                       CONTROLLING STOCKHOLDERS:

                                       SIERRA VENTURES IV

                                       By:____________________________________
                                       Name:
                                       Title:

                                       SIERRA VENTURES IV INTERNATIONAL

                                       By:____________________________________
                                       Name:
                                       Title:

                                       CORAL PARTNERS II

                                       By:____________________________________
                                       Name:
                                       Title:

                                       KLEINER PERKINS CAUFIELD & BYERS VI

                                       By:____________________________________
                                       Name:
                                       Title:

                                       KPCB VI FOUNDERS FUND

                                       By:____________________________________
                                       Name:
                                       Title:

                                       MAYFIELD VII

                                       By:____________________________________
                                       Name:
                                       Title:

                                       MAYFIELD ASSOCIATES FUND II

                                       By:____________________________________
                                       Name:
                                       Title:

                                       VENTURE FUND I, LP

                                       By:____________________________________
                                       Name:
                                       Title:

                                      CROWN ASSOCIATES III, LIMITED PARTNERSHIP

                                       By:____________________________________
                                       Name:
                                       Title:

                                       CROWN ASSOCIATES III, LIMITED PARTNERSHIP
                                       - PREFERRED STOCK (D)

                                       By:____________________________________
                                       Name:
                                       Title:

                                       CROWN-GLYNN ASSOCIATES, LIMITED
                                       PARTNERSHIP

                                       By:____________________________________
                                       Name:
                                       Title:

                                       CROWN-GLYNN ASSOCIATES, LIMITED
                                       PARTNERSHIP - PREFERRED STOCK - SERIES D

                                       By:____________________________________
                                       Name:
                                       Title:

                                       THE CROWN TRUST - PREFERRED STOCK (D)

                                       By:____________________________________
                                       Name:
                                       Title:

                                       THE CROWN TRUST

                                       By:____________________________________
                                       Name:
                                       Title:

                                       GLYNN EMERGING OPPORTUNITY FUND

                                       By:____________________________________
                                       Name:
                                       Title:

                                       GLYNN INVESTMENT L.P.

                                       By:____________________________________
                                       Name:
                                       Title:

                                       GLYNN BUCKLEY INVESTMENTS

                                       By:____________________________________
                                       Name:
                                       Title:

                                       GLYNN VENTURES III


                                       By:____________________________________
                                       Name:
                                       Title:

                                       GLYNN VENTURES III - PREFERRED STOCK
                                       SERIES C (66,666) AND SERIES D (12,500)

                                       By:____________________________________
                                       Name:
                                       Title:

                                       McMORGAN FUND II

                                       By:____________________________________
                                       Name:
                                       Title:

                                       HENRY DONALDSON

                                       By:____________________________________
                                       Name:
                                       Title:

                                       KEN CHENG

                                       By:____________________________________
                                       Name:
                                       Title:

                                       THOMAS SHANAHAN

                                       By:____________________________________
                                       Name:
                                       Title:

GE Capital Information
Technology Solutions
700 Canal Street
Stamford, Connecticut  06902
Attention:  Jerry Poch
Phone:  (203) 357-1464
Fax:  (203) 357-1531



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